SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

American Italian Pasta Company
(Name of Subject Company (issuer))

Ralcorp Holdings, Inc.
Excelsior Acquisition Co.
(Names of Filing Persons (offeror))
Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)
027070101
(CUSIP Number of Class of Securities)
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
(314) 877-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,192,887,642	$85,052.89

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 22,507,314 shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company at a purchase price of $53.00 per Share. Such number of Shares consists of (i) 21,820,119 Shares issued and outstanding as of June 15, 2010, and (ii) 687,195 Shares that are expected to be issuable before the expiration of the tender offer under vested options and other rights to acquire Shares.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85,052.89	Filing Party: Ralcorp Holdings, Inc. and Excelsior Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: June 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 24, 2010, as amended by Amendment No. 1, filed on July 2, 2010, Amendment No. 2, filed on July 6, 2010 and Amendment No. 3, filed on July 12, 2010 (“Schedule TO”), by Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), and Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share to the sellers thereof in cash without interest and less any required withholding taxes, upon the terms and conditions of the offer set forth in the Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.
Item 1. Summary Term Sheet
     The response to the question “What is the ‘top-up’ option and when will it be exercised?” in the “Summary Term Sheet” in the Offer to Purchase is hereby amended and supplemented by adding the following after the second paragraph of such response:
          “Under the amended Merger Agreement, the top-up option may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser would own either one share more than 90% of the number of shares of capital stock outstanding or all the additional unissued shares the Company is authorized to issue under its certificate of incorporation. Under the amended Merger Agreement, Purchaser is required to deliver to the Company any notice of exercise of the top-up option within five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.
          Under the amended Merger Agreement, Purchaser will pay the par value of the top-up option Shares in cash. The balance of the consideration for the top-up option Shares may be paid in cash or by a promissory note or by a combination thereof. The Company has 75 million shares of Class A common stock authorized. The Company has approximately 49,340,532 million shares of Class A common stock available for issuance as top-up option Shares upon exercise of the top-up option. The promissory note will bear interest at 8% per year, be due one year from the date the top-up shares are issued and may be prepaid without premium or penalty. The promissory note will be full recourse against Purchaser and Ralcorp and secured by the top-up Shares. After the Acceptance Time (as defined in Section 13 — “The Merger Agreement; Board of Directors” in this Offer to Purchase), Purchaser and Ralcorp will not propose any amendment to the Merger Agreement that would reduce the Merger consideration, any amendment reducing the Merger consideration must be unanimously approved by the committee of Continuing Directors (as defined in Section 13 — “The Merger Agreement; Board of Directors” in this Offer to Purchase), and any other amendment to the Merger Agreement must be approved by a majority of such committee.”
Item 2. Subject Company Information
     Item 2, “Subject Company Information” of the Schedule TO is hereby amended and supplemented by adding the following:
          “On July 12, 2010, the Company changed its principal executive offices to 1251 N.W. Briarcliff Parkway, Suite 500, Kansas City, MO 64116.”

Item 3. Identity and Background of Filing Person
     Section 9—“Certain Information Concerning Ralcorp and Purchaser” in the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such section:
          “The following 2 stockholders each owned in excess of 5% of the outstanding common stock of Ralcorp as of December 31, 2009: FMR LLC and BlackRock, Inc.”
     Section 9—“Certain Information Concerning Ralcorp and Purchaser” in the Offer to Purchase is hereby further amended and supplemented by adding the following at the end of such section:
          “Ralcorp’s Form 10-Q for the period ending March 31, 2010, and Form 10-K for the fiscal year ended September 30, 2009 are filed with the SEC via the EDGAR system and are publicly accessible on the SEC’s website at http://sec.gov.”
Item 4. Terms of the Transaction
     Item 4, “Terms of the Transaction” of the Schedule TO is hereby amended and supplemented by adding the following:
          “The Company has advised Ralcorp and Purchaser that as of June 20, 2010, there were 21,820,119 Shares issued and outstanding. Additionally, the Company has advised Ralcorp and Purchaser that as of June 20, 2010, there were outstanding (i) employee stock options to purchase an aggregate of 297,296 Shares and (ii) stock appreciation rights with respect to an aggregate of 1,270,309 Shares. As of the date hereof, neither Ralcorp nor Purchaser currently beneficially owns any Shares. Based on the foregoing, Purchaser believes that as of June 20, 2010, the number of Shares required to meet the Minimum Condition would have been approximately 11,693,863.”
     The “Introduction” in the Offer to Purchase is hereby amended and supplemented by adding the following after the fifth paragraph of such section:
          “At a meeting held on July 14, 2010, the Company’s Board of Directors, after a thorough review of the terms and operation of the Top-Up Option and the Promissory Note (as defined below) and acting on a fully informed basis, approved the amendments to the Merger Agreement and the terms of the Promissory Note.
          On July 15, 2010, the Merger Agreement was amended to provide that: (i) the Top-Up Option, the Top-Up Option Shares and any promissory note given as consideration for the Top-Up Option Shares (the “Promissory Note”) will not be considered in the determination of fair value in any appraisal action pursuant to Section 262 of the DGCL; (ii) Purchaser will pay the par value of the Top-Up Option Shares in cash; (iii) the Top-Up Option may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser owns either one share more than 90% of the number of shares of capital stock outstanding or all additional unissued shares the Company is authorized to issue under its certificate of incorporation; and (iv) any Top-Up Notice must be delivered to the Company no later than five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.”
     The “Introduction” in the Offer to Purchase is hereby further amended and supplemented by adding the following before the last paragraph of such section.
          “ After the Acceptance Time (as defined in Section 13 — “The Merger Agreement; Board of Directors” in this Offer to Purchase), Purchaser and Ralcorp will not propose any amendment to the Merger Agreement that reduces the Merger Consideration, any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors (as defined in Section 13 — “The Merger Agreement; Board of Directors” in this Offer to Purchase), and any other amendment to the Merger Agreement must be approved by a majority of the committee of such committee.”

     Section 13—“The Merger Agreement; Top-Up Option” in the Offer to Purchase is hereby further amended and supplemented by adding the following to the end of the first paragraph of such section:
          “Under the amended Merger Agreement, the Top-Up Option may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser would own either one share more than 90% of the number of shares of capital stock outstanding or all the additional unissued shares the Company is authorized to issue under its certificate of incorporation. Under the amended Merger Agreement, Purchaser is required to deliver to the Company any notice of exercise of the Top-Up Option within five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.
           Under the amended Merger Agreement, Purchaser will pay the par value of the Top-Up Option Shares in cash. The balance of the consideration for the Top-Up Option Shares may be paid in cash or by a Promissory Note or by a combination thereof. The Company has 75 million shares of Class A common stock authorized. The Company has approximately 49,340,532 million shares of Class A common stock available for issuance as Top-Up Option Shares upon exercise of the Top-Up Option. The Promissory Note will bear interest at 8% per year, be due one year from the date the Top-Up Shares are issued and may be prepaid without premium or penalty. The Promissory Note will be full recourse against Purchaser and Ralcorp and secured by the Top-Up Shares. After the Acceptance Time, Purchaser and Ralcorp will not propose any amendment to the Merger Agreement that would reduce the Merger Consideration, any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors, and any other amendment to the Merger Agreement must be approved by a majority of the committee of Continuing Directors.”
     Section 13—“The Merger Agreement” in the Offer to Purchase is hereby further amended and supplemented by adding the following at the end of such section:
          “Amendment to Merger Agreement. At a meeting held on July 14, 2010, the Company’s Board of Directors, after a thorough review of the terms and operation of the Top-Up Option and the Promissory Note and acting on a fully informed basis, approved the amendments to the Merger Agreement and the terms of the Promissory Note.
           On July 15, 2010, the Merger Agreement was amended to provide that: (i) the Top-Up Option, the Top-Up Option Shares and the Promissory Note will not be considered in the determination of fair value in any appraisal action pursuant to Section 262 of the DGCL; (ii) Purchaser will pay the par value of the Top-Up Option Shares in cash; (iii) the Top-Up Option may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser owns either one share more than 90% of the number of shares of capital stock outstanding or all additional unissued shares the Company is authorized to issue under its certificate of incorporation; and (iv) any Top-Up Notice must be delivered to the Company no later than five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.”
     Section 13—“The Merger Agreement” in the Offer to Purchase is hereby further amended and supplemented by adding the following at the end such section:
          “After the Acceptance Time, Purchaser and Ralcorp will not propose any amendment to the Merger Agreement that reduces the Merger Consideration, any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors, and any other amendment to the Merger Agreement must be approved by a majority of the committee of Continuing Directors.”

     Section 17—“Appraisal Rights” in the Offer to Purchase is hereby amended and supplemented by adding the following to the end of such section:
          “Under the amended Merger Agreement, the Top-Up Option, Top-Up Shares and Promissory Note will not be considered in determining fair value in an appraisal action.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     Section 11—“Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase is hereby amendment and supplemented by adding the following before the last paragraph of such section:
          “At a meeting held on July 14, 2010, the Company’s Board of Directors, after a thorough review of the terms and operation of the Top-Up Option and the Promissory Note and acting on a fully informed basis, approved the amendments to the Merger Agreement and the terms of the Promissory Note.
          On July 15, 2010, the Merger Agreement was amended to provide that: (i) the Top-Up Option, the Top-Up Option Shares and the Promissory Note will not be considered in the determination of fair value in any appraisal action pursuant to Section 262 of the DGCL; (ii) Purchaser will pay the par value of the Top-Up Option Shares in cash; (iii) the Top-Up Option may be exercised only one time and only if at the time of exercise Purchaser owns 60% or more of the total shares outstanding and, after exercise, Purchaser owns either one share more than 90% of the number of shares of capital stock outstanding or all additional unissued shares the Company is authorized to issue under its certificate of incorporation; and (iv) any Top-Up Notice must be delivered to the Company no later than five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business days after the close of the subsequent offering period.”
Item 6. Purposes of the Transaction and Plans or Proposals
     Section 12—“Purpose of the Offer; The Merger; Plans for the Company; Board Representation” in the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such section:
          “After the Acceptance Time (as defined in Section 13 — “The Merger Agreement; Board of Directors” in this Offer to Purchase), Purchaser and Ralcorp will not propose any amendment to the Merger Agreement that reduces the Merger Consideration, any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors (as defined in Section 13 — “The Merger Agreement; Board of Directors” in this Offer to Purchase), and any other amendment to the Merger Agreement must be approved by a majority of such committee.”
Item 11. Additional Information
     (a)(5) Section 16—“Certain Regulatory and Legal Matters; Litigation” in the Offer to Purchase is hereby amended and supplemented by adding the following at the end of the existing paragraph in such section:
          “On July 15, 2010, the Circuit Court of Jackson County, Missouri, stayed the lawsuit until August 20, 2010.”
     Section 16—“ Certain Regulatory and Legal Matters; Litigation” in the Offer to Purchase is hereby further amended and supplemented by adding the following at the end of such section:
          “On June 28, 2010, Andrew Klenk filed a class action complaint in the Court of Chancery of the State of Delaware against the Company, the Company’s directors, Ralcorp and Purchaser. The complaint alleges, among other things, that (i) the Company’s directors breached their fiduciary duties to the Company’s stockholders, including their duties of care, loyalty and good faith, (ii) the Company’s directors breached their fiduciary duty of disclosure and (iii) the Company and Ralcorp aided and abetted the Company’s directors’ alleged breaches of their fiduciary duties. The plaintiffs seeks injunctive relief preventing the defendants from consummating the transactions contemplated by the Merger Agreement, or in the event the defendants consummate the transactions contemplated by the Merger Agreement, rescission of such transactions or an award of rescissory damages to the plaintiffs, and attorney’s fees and expenses. Ralcorp and the other defendants have not yet responded to the complaint. Ralcorp intends to defend the claims raised in this lawsuit. The foregoing description of the action is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(D) to the Schedule TO and incorporated herein by reference.
          On June 29, 2010, the Erie County Employees Retirement System filed a class action complaint in the Court of Chancery of the State of Delaware against the Company, Purchaser, Ralcorp and the Company’s directors. The complaint alleges, among other things, that (i) the Top-Up Option is invalid under the DGCL, (ii) the Top-Up Option impairs appraisal rights under Section 262(h) of the DGCL, (iii) the Top-Up Option is an invalid sham transaction, (iv) the Company’s directors breached their fiduciary duties to the Company stockholders and (v) Purchaser aided and abetted the Company’s directors’ alleged breaches of their fiduciary duties. The plaintiffs seek, among other things, injunctive relief preventing the defendants from consummating the Offer, the Top-Up Option and the Merger, declarative relief that the Top-Up Option is invalid and may not be validly exercised under Delaware law, damages to the plaintiffs, and attorney’s fees and expenses. Ralcorp and the other defendants have not yet responded to the complaint. Ralcorp intends to defend the claims raised in this lawsuit. The foregoing description of the action is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(E) to the Schedule TO and incorporated herein by reference.
          On July 6, 2010, the class action complaint filed on June 28, 2010 by Andrew Klenk in the Court of Chancery of the State of Delaware against the Company, the Company’s directors, Ralcorp and Purchaser and the class action complaint filed on June 29, 2010 by the Erie County Employees Retirement System in the Court of Chancery of the State of Delaware against the Company, Purchaser, Ralcorp and the Company’s directors were consolidated by the Delaware Court of Chancery (collectively, the “Delaware Action”).
          On July 12, 2010, the parties to the Delaware Action entered into a Memorandum of Understanding for the purpose of settling that action. Under the proposed settlement, the Merger Agreement would be amended to provide that: (i) the Top-Up Option, the Top-Up Option Shares and the Promissory Note will not be considered in the determination of fair value in any appraisal action pursuant to Section 262 of the DGCL (ii) the Top-Up Option will be exercisable only one time; (iii) the Top-Up Option may be exercised only if Purchaser owns 60% of the outstanding Company Shares prior to exercise of the Top-Up Option and will be exercised (if at all) to the maximum extent permissible; (iv) the par value of the Top-Up Option Shares will be paid in cash; (v) any note used as consideration for the Top-Up Option Shares will be guaranteed by Ralcorp and provide for full repayment within one year (but may be prepaid without premium or penalty), will be secured by the Top-Up Option Shares, and will bear interest at the rate of 8% per year; (vi) any Top-Up Notice will be delivered no later than five business days after the close of the Offer or if any subsequent offering period is provided, no later than five business after the close of the subsequent offering period; and (vii) following the Acceptance Time, Purchaser and Ralcorp will not propose any amendment to the Merger Agreement that would reduce the Merger Consideration, and any amendment reducing the Merger Consideration must be unanimously approved by the committee of Continuing Directors, and any other amendment to the Merger Agreement must be approved by a majority of the committee of Continuing Directors. The settlement also provides that the amendments to the Merger Agreement and the terms and operation of the Top-Up Option and Promissory Note will be considered and acted upon by the Company Board on a fully informed basis. It further requires that the Offer to Purchase and Schedule 14D-9 be supplemented to disclose the settlement terms and other information and for plaintiff to review and reasonably comment on the language of the notice of merger and appraisal rights concerning the Top-Up Option, Top-Up Option Shares, Promissory Note and appraisal rights.”
     (a)(5) Section 16—“Certain Regulatory and Legal Matters; Litigation” in the Offer to Purchase is hereby further amended and supplemented by adding the following at the end of such section:
     “On June 29, 2010, Adriana Apolito-Bevis filed a class action complaint in the Circuit Court of Jackson County, Missouri at Independence against the Company’s directors, the Company and Ralcorp. The complaint alleges, among other things, that (i) the Company’s directors breached their fiduciary duties of care and loyalty to the Company’s stockholders and (ii) the Company and Ralcorp aided and abetted the Company’s directors’ alleged breaches of their fiduciary duties. The plaintiffs seek injunctive relief preventing the defendants from consummating the transactions contemplated by the Merger Agreement and attorney’s fees and expenses. Ralcorp and the other defendants have not yet responded to the complaint. Ralcorp intends to defend the claims raised in this lawsuit. The foregoing description of the action is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(F) to the Schedule TO and incorporated herein by reference. On July 15, 2010, the Circuit Court of Jackson County, Missouri denied the plaintiffs' request for a temporary restraining order to enjoin the closing of the Offer.”
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:
(d)(4)	Amendment to Agreement and Plan of Merger dated as of July 15, 2010, by and among American Italian Pasta Company, a Delaware corporation, Ralcorp Holdings, Inc., a Missouri corporation, and Excelsior Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Ralcorp Holdings, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on July 16, 2010).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 15, 2010

EXCELSIOR ACQUISITION CO.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

RALCORP HOLDINGS, INC.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX
(d)(4)	Amendment to Agreement and Plan of Merger dated as of July 15, 2010, by and among American Italian Pasta Company, a Delaware corporation, Ralcorp Holdings, Inc., a Missouri corporation, and Excelsior Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Ralcorp Holdings, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on July 16, 2010).